N-SAR Sub-Item 77O

10f-3 Transactions

File Number: 811-4537

Liberty All-Growth Fund, Inc. 10f-3 Transactions
For Year Ended December 31, 2006
	Trade Date	Security	Par	Price	Broker Transacted With	Sub Adviser

Initial Public Offering	1/30/2006	H&E Equipment Services	2300	$18.00	Credit Suisse First Boston Corp.	T.C.W.

Initial Public Offering	5/17/2006	GFI Group, Inc.	7700	$56.66	Merrill Lynch & Co.	T.C.W.

Initial Public Offering	9/21/2006	DivX	2100	$16.00	J P Morgan Securities , Inc.	T.C.W.

Initial Public Offering	9/28/2006	Bare Escentuals	1900	$22.00	Goldman, Sachs & Co.	T.C.W.

Initial Public Offering	10/12/2006	SAIC, Inc.	10900	$15.00	Morgan Stanley Co, Inc.	T.C.W.

Initial Public Offering	11/8/2006	KBW, Inc.	1100	$21.00	Keefe, Bruyette & Woods	T.C.W.

Initial Public Offering	11/9/2006	Capella Education Company	2000	$20.00	Credit Suisse Securities (USA) LLC	T.C.W.

Note: Effective December 18, 2006, Banc of America is no longer considered an affiliate.